Exhibit 99.1

Big Tree Cloud Announced Adoption of Equity Incentive Plan

SHENZHEN, China, October 31, 2024 / -- Big Tree Cloud Holdings Limited (“Big Tree Cloud” or the “Company”) (NASDAQ: DSY) (NASDAQ: DSYWW), a company devoted to the development, production, and sales of personal care products and other consumer goods in China, today announced that its board of directors has approved the adoption of the Big Tree Cloud Holdings Limited 2024 Equity Incentive Plan (the “Plan”). Under the Plan, the Company will be permitted to grant share options, restricted shares, restricted share units, and similar equity-based compensation for the purpose of attracting, retaining, and incentivizing qualified directors, employees, franchisees and other individuals. The maximum number of shares which may be issued or issuable under the Plan is limited to 20% of the Company’s issued and outstanding ordinary shares as of the date of the approval of the Plan, to be increased on the first day of each fiscal year of the Company during the term of the Plan commencing with the fiscal year beginning July 1, 2024, by an amount equal to 1.0% of the total number of issued and outstanding ordinary shares on the last day of the immediately preceding fiscal year.

About Big Tree Cloud

Big Tree Cloud is a consumer-oriented and mission-driven company dedicated to the development, production and sales of personal care products and other consumer goods in China. Founded in 2020, Big Tree Cloud is committed to delivering high-quality products that cater to the needs of modern, health-conscious, and independent consumers. Big Tree Cloud’s innovative approach and strong community engagement set it apart in the industry, making it a trusted brand in the personal care market.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Big Tree Cloud’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Big Tree Cloud’s expectations, strategy, priorities, plans or intentions. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statement on Form F-4 and our other SEC filings. Big Tree Cloud cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Big Tree Cloud does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Investor Relations Contact

Ting Yan
Phone: +86 15986815865
Email: yanting@bigtreeclouds.com